UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period __________ to __________

Commission File Number 1-11750

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AEROSONIC CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aerosonic Corporation
1212 North Hercules Avenue
Clearwater, Florida 33765

Aerosonic Corporation 401(k) Plan
Table of Contents

Page(s)
Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2009	3

Notes to Financial Statements	4-10

Supplemental Schedules

Schedule I - Schedule of Assets (Held at End of Year) as of December 31, 2009	11

Schedule II – Schedule of Delinquent Participant Contributions For Year Ended December 31, 2009	12

Signature	13

Exhibits
23.1 Consent of Kirkland, Russ, Murphy & Tapp, P.A.	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Aerosonic Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Aerosonic Corporation 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Aerosonic Corporation 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions, together referred to as “supplemental schedules,” are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kirkland, Russ, Murphy & Tapp, P.A.
Clearwater, Florida
June 29, 2010

AEROSONIC CORPORATION
401(k) PLAN

Statements of Net Assets Available for Benefits
as of December 31, 2009 and 2008

	2009	2008
Investments, at fair value:
Aerosonic Corporation common stock	$279,121	$16,738
Registered investment companies	3,008,138	2,576,978
Common collective trusts	688,845	842,375
Participant loans	243,577	190,819

Total investments	4,219,681	3,626,910
Contribution receivable	13,223	32,046

Net assets available for benefits at fair value	4,232,904	3,658,956
Adjustment from fair value to contract value for fully benefit responsive investment contract	15,079	38,122

Net assets available for benefits	$4,247,983	$3,697,078

The accompanying notes are an integral part of these financial statements.

AEROSONIC CORPORATION
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Interest and dividends	$42,700
Net appreciation in fair value of investments	728,671
Total investment income	771,371

Contributions:
Participant contributions	229,301

Total additions	1,000,672

Deductions from net assets attributed to:
Benefits paid to participants	(421,796)
Administrative expenses	(27,971)
Total deductions	(449,767)

Net increase	550,905

Net assets available for plan benefits:
Beginning of year	3,697,078
End of year	$4,247,983

The accompanying notes are an integral part of these financial statements.

Aerosonic Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

1. Plan Description

The following description of the Aerosonic Corporation 401(k) Plan (the “Plan”) provides only general information. Participants of the Plan should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan that covers the eligible employees of Aerosonic Corporation (the “Company”) by allowing them a system of savings and salary deferral and by providing discretionary employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. (“ERISA”). The Plan was established on February 1, 1993, and has been amended from time to time thereafter.

Eligibility
Employees become eligible to participate in the Plan beginning on January 1, April 1, July 1, or October 1, immediately following completion of three months of service and attaining age 21.

Contributions

An eligible participant may voluntarily contribute, on a pre-tax basis, up to a maximum of 100% of his or her annual eligible compensation (up to the IRS maximum allowable amount) to the Plan. The maximum allowable pre-tax voluntary contribution, as determined under the Internal Revenue Code, was $16,500 and $15,500 for 2009 and 2008, respectively. For participants over the age of 50, an additional catch-up contribution of $5,500 and $5,000 is also allowed for 2009 and 2008, respectively. A participant also may roll over to the Plan amounts from individual retirement accounts or distributions from other qualified defined benefit or defined contribution plans.

The Company may also make contributions, in cash or Company common stock, to the Plan. The Company may make a matching contribution, as determined by the Board of Directors annually, of an amount equal to a percentage of a participant’s contributions up to a maximum percentage of eligible compensation. In the past, the Company contributed an amount equal to 100% of a participant’s contributions up to 3% of eligible compensation. As a result of the Company’s January 31, 2009 suspension of employer contributions, the total matching contribution made to the Plan amounted to $0 in cash for the year ended December 31, 2009. Effective June 11, 2010, the Company has resumed employer contributions to the Plan.

The Company may also make discretionary profit sharing contributions to the Plan, which are allocated to a participant’s account based upon the participant’s annual compensation. The Company did not make any discretionary profit sharing contributions to the Plan for 2009.

Forfeitures

The balance of amounts forfeited by nonvested accounts of inactive participants as of December 31, 2009 and December 31, 2008 was $3,847 and $3,807, respectively. Under Article V of the Plan Document, forfeitures may first be applied towards plan expenses and then to reduce future employer contributions, other than elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of Company matching and additional discretionary contributions, and an allocation of Plan earnings or losses, including market value adjustments on Plan investments and allocation of Plan expenses. All contributions are held in trust and invested by the Plan’s trustee in accordance with the options selected by the participants (i.e. all investments are participant-directed). Participants can chose from a variety of investment options including common collective trusts and registered investment companies. Also, participants have the option to contribute to a fund which purchases Aerosonic Corporation common stock.

Plan earnings (losses) are allocated to a participant’s account based on the participant’s account balance as a percent of total invested assets in each investment fund. The benefit to which a participant is entitled under the Plan is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings and losses thereon. Participants become vested in employer matching and additional discretionary contributions (and earnings or losses thereon) according to the following schedule:

Years of Service	Vesting Percentage
less than 2	0%
2 but less than 3	33%
3 but less than 4	67%
4 or more	100%

Participants become fully vested upon death, disability, attainment of normal retirement age, or upon termination of the Plan.

Distribution of Participant Accounts

Distributions of a participant’s account are made upon retirement from the Company at age 65, in cases of financial hardship, termination from service with the Company, death, or disability. Participants still employed who have reached the age of 59½ are eligible for one distribution per calendar year from the vested portion of their account. Distributions are made in a single lump-sum payment, in whole shares of Company common stock, or in cash, or partially in Company common stock or partially in cash, as determined by the Plan Administrator and based upon the relative proportion in which the participant’s account balance under the Plan consists of Company stock or investments.

The Plan allows participants that are less than age 70½ to defer benefit payments until they cease employment.

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than two loans outstanding at any time. Loans, which are collateralized by the balance in the participant’s account, bear interest at rates based upon the prime interest rate as published in The Wall Street Journal on the first business day of the month when the loan is drawn plus 1%. The loan rate of interest was 4.25% per annum during the 2009 Plan year. All loans are repaid through salary reductions within a period of five years, except loans to acquire the participant’s principal residence, for which the term of the loan may be up to ten years. Each loan is documented in the form of a promissory note from the participant and collateralized by this pledge on the participant’s account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for benefits paid, which are recorded when paid, in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of registered investment companies is determined based on quoted market prices. Units held in bank common collective trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at the amount of unpaid principal, which approximates fair value. The value of the Company’s common stock is determined using the closing market price from the NYSE Amex at December 31, 2009.

Wachovia Diversified Stable Value Fund (the “Fund”), a common collective trust, holds investments in fully benefit-responsive investment contracts that are stated at contract value which is equal to the principal balance plus accrued interest. The average yield earned by the Fund was 2.6% and 4.8% for the years ended December 31, 2009 and 2008, respectively. On a quarterly basis, the crediting interest rate was reset to determine the sensitivity of the Fund to the market yield. Accounting principles generally accepted in the United States of America require common collective trusts to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan. At December 31, 2009, the fund is recorded at fair value with an adjustment to contract value on the Statement of Net Assets Available for Benefit. The Company is not aware of any event that would limit the Plan’s ability to execute transactions at contract value.

Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro-rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances within investment type. The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

The Plan records benefit payments to withdrawing participants when paid. Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any. There were no unpaid distributions at December 31, 2009.

Administrative Expenses

Investment management service fees are paid directly from the Plan’s assets. Other administrative expenses are paid directly by the Plan sponsor and consist primarily of accounting and legal fees.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2009	2008
American Funds Growth R3	$958,367	$832,173
Oakmark Equity & Inc. II	575,463	557,398
DWS Global Opportunities A	400,483	331,247
Wachovia Div Stable Value	701,334	762,448
Pimco Total Return / A	349,402	*
Aerosonic Corp Del Com Par $0.40	279,121	*
Riversource Diversified Equity Inc. A	239,647	236,075
Van Kampen US Mortgage /A	259,993	250,588
*  Did not represent 5% or more of net assets available for benefits

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year), increased in value by $728,671 during the year ended December 31, 2009, as follows:

Registered investment companies	$568,253
Common Collective Trusts	15,112
Aerosonic Corporation common stock	145,306
$728,671

5. Fair Value Measurements

FASB ASC 820 Fair Value Measurements and Disclosures (“FASB ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 for financial assets and financial liabilities are described below:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument.

•
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These inputs reflect management’s best estimate of what market participants would use in pricing the assets or liabilities at the measurement date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for instruments within the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Aerosonic Corporation Common Stock

The Company’s common stock is traded on an active exchange, and accordingly is classified in Level 1 of the fair value hierarchy.

Common Collective Trust

Investments in common collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer or Third Party Administrator by dividing the fair values of the total net assets at year-end by the outstanding units. The fair values of the total net assets are determined by the nature of the underlying investments. Each underlying investment is valued at fair value in accordance with the valuation description associated with its investment type as stated above. Units in common collective trust funds, which hold benefit-responsive contracts, are priced based upon fair value of the underlying investments with an adjustment to contract value in the Statements of Net Assets Available for Benefits. These assets are classified within Level 2 of the valuation hierarchy. Adjustments to these assets, based upon unobservable inputs, may result in the fair value measurement being classified as Level 3 measurement, if those inputs are significant to the overall fair value measurement.

Registered Investment Companies

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.. These assets are classified within Level 1 of the valuation hierarchy.

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value, and are classified within level 3 of the valuation hierarchy.

Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Estimated Fair Value Measurements at December 31, 2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Aerosonic Corporation common stock	$279,121	$279,121
Registered investment companies	3,008,138	3,008,138
Common collective trusts	688,845		$688,845
Participant loans	243,577			$243,577

Total Investments	$4,219,681	$3,287,259	$688,845	$243,577

		Estimated Fair Value Measurements at December 31, 2008
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Aerosonic Corporation common stock	$16,738	$16,738
Registered investment companies	2,576,978	2,576,978
Common collective trusts	842,375		$842,375
Participant loans	190,819			$190,819

Total Investments	$3,626,910	$2,593,716	$842,375	$190,819

The change in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009 is set forth in the table below:

Participant Loans

Balance, beginning of year	$190,819
Realized gains (losses)	-
Unrealized gains (losses) relating to assets still held at reporting date	-
Purchase, sales, issuances and settlements, net	52,758
Balance, end of year	$243,577

6. Tax Status

The most recent favorable determination letter received by the Plan was dated November 6, 2007 which provides that the form of the Plan qualifies under the applicable provisions of the Internal Revenue Code for exemption from federal income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Plan Amendment and Termination

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan, to amend any or all provisions of the Plan as well as terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. All such vested interests shall be non-forfeitable.

8. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Management maintains the Plan’s investments with what management believes to be high credit quality financial institutions and attempts to limit the amount of credit exposure to any particular investment.

9. Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of registered investment companies and common collective trusts managed by Wachovia Bank, N.A. Wachovia Bank, N.A. is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. An employee of the Company serves as the plan administrator of the Plan. In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

10. Prohibited Transactions

During 2009 and 2008, the Plan sponsor inadvertently failed to deposit $44,975 and $25,804, respectively, of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file a Form 5330 and pay all applicable excise taxes on the amounts that were not deposited within the required timeframe. The excise tax payments will be made from the Plan sponsor’s assets and not from assets of the Plan.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

Statements of net assets available for benefits:	2009	2008
Net assets available for benefits per the financial statements	$4,247,983	$3,697,078
Contributions receivable	(13,223)	-
Net assets available for benefits per Form 5500	$4,234,760	$3,697,078

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2009, to total net income per Form 5500:

Statement of changes in net assets available for benefits:
Net increase in net assets available for benefits	$550,905
Accrued revenue for contributions receivable	(13,223)
Total net income per Form 5500	$537,682

Schedule I
AEROSONIC CORPORATION
401(k) PLAN

Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year December 31, 2009)
EIN #74-1668471
Plan #002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar Party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current value

		Common Collective Trusts

*	Wachovia Bank N.A.	Enhanced Stk Mkt FD - AT (137.63 Units)	$ **	$1,735
*	Wachovia Bank N.A.	Total Return Bond FD - AT (80.18 Units)	**	855
*	Wachovia Bank N.A.	Wachovia Div Stable Value (2,031.07 Units)	**	701,334

		Registered Investment Companies

		Van Kampen US Mortgage/A (19,957.62 Units)	**	259,993
		PIMCO Total Return/A (22,775.56 Units)	**	349,402
		Oakmark Equity & Inc. II (22,629.28 Units)	**	575,463
		Riversource Diversified Equity Inc. A (27,232.67 Units)	**	239,647
		American Funds Growth R3 (35,587.33 Units)	**	958,367
		Riversource Mid Cap Value A (9,067.62 Units)	**	58,486
		Thornburg Core Growth R3 (3,991.92 Units)	**	56,645
		DWS Global Opportunities A ( 12,934.19 Units)	**	400,483
		DWS Dreman Small Cap Value A (1,420.35 Units)	**	44,073
		Alger Fund - Small Cap Growth (88.94 Units)	**	898
		PIMCO Real Return/Institutional - AT (48.15 Units)	**	578
		Evergreen Intl Bond I - AT (56.49 Units)	**	856
		T. Rowe Price Equity Income - AT (267.24 Units)	**	3,432
		Evergreen Strategic Growth Income - AT (198.85 Units)	**	2,618
		Evergreen Intl Equity I - AT (322.21 Units)	**	5,089
		PIMCO Total Return/Inst (123.88 Units)	**	1,463
		Dreyfus Premier Small Cap Equity - AT (131.71 Units)	**	1,184
		Alger Funds Small Cap Gro Instl/I - AT (1,760.75 Units)	**	39,018
		T. Rowe Price Real Estate - AT (183.13 Units)	**	1,311
		Lazard Emerging Markets/I AT (79.74 Units)	**	1,209
		Goldman Sachs Large Cap Val/I - AT (536.41 Units)	**	4,024
		JP Morgan High Yield - AT (54.98 Units)	**	614
		T. Rowe Price Growth Stk - AT (411.48 Units)	**	3,285

		Common Stock
*	Aerosonic Corporation Common Stock	Equity Securities of Aerosonic Corporation, par value $0.40	237,324	279,121

		Participant Loans
*	Participant Loans	Various maturities ranging from January 2010 to December 2014 (interest rates from 4.25% to 9.25%)	**	243,577
			$237,324	$4,234,760

*    Party-in-interest
** Historical cost is not required as investments are participant-directed

Schedule II
AEROSONIC CORPORATION
401(k) PLAN

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
EIN #74-1668471
Plan #002

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$44,975	$-	$44,975	$-	$-

AEROSONIC CORPORATION
401(K) PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Aerosonic Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Aerosonic Corporation 401(k) Plan

By:	/s/ Gayle Spaulding
Administrator and Agent for Service
of Legal Process of the Aerosonic
Corporation 401(k) Plan

June 29, 2010